Kenneth L. Henderson
Direct: 212-541-2275
Fax: 212-541-1357
klhenderson@bryancave.com

April 30, 2007

VIA FEDEX AND FAX
Michael Pressman
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	NetRatings, Inc.
Preliminary Schedule 14A Amendment No. 1
File No. 000-27907

Schedule 13E-3 Amendment No. 1
File No. 005-57383

Dear Mr. Pressman:

On behalf of NetRatings, Inc. (“the Company”), we are providing the following responses to the comments set forth in the comment letter of the staff of the Securities and Exchange Commission (the “Staff”) dated April 19, 2007 (the “Comment Letter”) relating to the above-referenced Preliminary Schedule 14A Amendment No. 1 filed on April 9, 2007 (the “Proxy Statement”) and Schedule 13E-3 Amendment No. 1 filed on April 9, 2007 (the “Schedule 13E-3”).  The Company has revised the Proxy Statement and the Schedule 13E-3 in response to the Staff’s comments and is filing concurrently with this letter an amended Preliminary Schedule 14A (the “Amended Proxy Statement”) and an amended Schedule 13E-3 (the “Amended Schedule 13E-3”) that reflect these revisions and generally update the information contained therein.

For your convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter.  Page references in the text of this letter correspond to the pages of the Amended Proxy Statement or Amended Schedule 13E-3, as applicable.  The responses and information described below are based upon information provided to us by the Company or the other parties involved in the transaction, as applicable.

Schedule 13E-3

1.                                       We note your response to prior comment 1. As you correctly indicate in your response, we will “look through” acquisition vehicles.  We will also “look through” other shell entities, such as Valcon, an identified filing person.  Please identify the members of the controlling stockholder group as filing persons or provide a detailed analysis in support of your position.  If your response is to remove Valcon as a filing person, your analysis will have to explain why Valcon is not directly or indirectly engaged in the going private transaction.

RESPONSE:   In response to the Staff's comment, we have removed Valcon Acquisition Holding (Luxembourg) S.a.r.l. (“Valcon”) as a filing person in connection with the Schedule 13E-3. Valcon was removed as it cannot reasonably have been viewed as having been “engaged” in the Rule 13e-3 transaction.  Valcon did not review, execute, authorize or otherwise take any action in connection with the transaction.  Similarly, Valcon did not take indirect action by causing Nielsen to engage in the transaction.  To the extent that representatives of the private equity firms attended meetings as described in the “Background” section of the Proxy Statement, none of these representatives serve as “managers” (equivalent of directors) of Valcon.

We understand that under certain circumstances the Staff has stated that it will “look through” acquisition vehicles and treat as a separate affiliated purchaser the intermediate or ultimate parent of the acquisition vehicle.  We also know that this often comes up where a private equity fund forms an acquisition vehicle to take a target private.   Although the private equity funds may not technically be a party in such a transaction, the private equity fund initiates, negotiates, approves and finances the transaction.  In this case, Nielsen is not a shell company and was not formed for purposes of this transaction; it was formed decades ago and has an enterprise value of over $10 billion.  Moreover, the private equity sponsors that have an indirect interest in Nielsen, as a result of their affiliated funds holding equity ownership in Valcon, were not involved in this transaction except by virtue of their designees serving as members of the Executive Committee of the Supervisory Board of Nielsen and the Investor’s Committee (which is a governing body consisting of representatives of the private equity sponsors for the Nielsen group, including Valcon).   The attendance of representatives of private equity firms at meetings described in the “Background” section did not constitute their firms being “engaged” in the transaction, but rather was a reflection of the fact that these committees would ultimately have to authorize the Nielsen Parties to enter into the Merger Agreement pursuant to contractual approval rights.  Although these designees did not attend any of the meetings described in the “Background” section, they were assisted by their colleagues at the private equity firms who did attend the meetings.

If Valcon and the private equity funds were required to file a Schedule 13E-3 simply because they exercised governance rights, this result would effectively establish the principle that the ultimate parent and its principal shareholders always have to file if an affiliate is engaged in a Rule 13e-3 transaction.  This is inconsistent with the existence of the SEC's “look through” test as there would be no need for a “look through” test if the ultimate parent and its principal shareholders were always required to be a filing party.  This is a particularly appropriate context not to have the private equity firms as filing parties as the firms themselves made no determinations as to whether the transaction should be pursued or the price at which it should be accomplished.  These determinations were made by Nielsen and by the committees described above.

The only reason that Valcon was originally included as a filing person was that it was a filing party for HSR purposes as well as Schedule 13D and we made the judgment that being consistent would simplify the filing. The addition of Valcon as a filing person was in retrospect unnecessary and  including it as a filing person has had the unintended consequence of causing confusion as to whether the private equity firms that control Valcon were engaged in the transaction even though this is not the case. Accordingly, we have removed Valcon as a filing party, particularly given that its managers (other than in their capacity as members of the committees described above) did not participate in meetings with NetRatings or otherwise take any action in connection with the transaction.

We would note that even if you were to conclude that Valcon should remain a filing party, there is an additional reason to provide a basis for concluding that the private equity firms that are shareholders of Valcon (and their designees that are managers of Valcon) are not required to be filing persons.  Under Schedule 13D, directors (or trustees) of a Schedule 13D filer that have no power to act individually to cause an entity owning shares to vote or sell such shares are not viewed as beneficially owning the underlying shares.  No Action Letter, Southland Corp., August 10, 1987.  The reasoning of this no-action letter applies to shareholders of a Schedule 13D filer that have no power to act individually to cause an issuer to vote or sell shares.  In the present context, the managers of Valcon who are designees of the private equity firms (and the private equity firms themselves) have no power to act individually (or with other designees of the same private equity firm) to cause Valcon to vote or sell shares of Nielsen.  To the extent that for purposes of Schedule 13D none of the managers (or shareholders) of Valcon are properly viewed as beneficial owners of Nielsen shares, then by analogy such managers (or shareholders) should not be viewed as having the power to cause Valcon to engage in a 13e-3 transaction.  Indeed, none of the designees (or the private equity firms they represent) has the power, contractually or otherwise, to veto or require Nielsen’s acquisition of NetRatings.  Accordingly, none of the managers (or shareholders) of Valcon should be treated as 13e-3 filing persons.

We do not believe that the absence of the private equity firms as filing parties would deprive NetRatings stockholders of material information.  Of course, the Schedule 13E-3 clearly discloses the affiliation of the private equity firms with Valcon, including the background of the managers (and members of the Investor’s Committee) affiliated with the private equity firms.  Given the substance and independent action of Nielsen, additional information regarding the private equity firms would at best be of de minimus value to a stockholder of NetRatings in deciding whether to vote in favor of adopting the merger agreement or to exercise appraisal rights.

Proxy Statement

Special Factors

Background of the Merger

2.                                       We note your response to prior comment 6.  All the identified materials generally fall within the scope of Item 1015 of Regulation M-A and must be summarized in the disclosure document and (if written) filed as an exhibit to the Schedule 13E-3.  In addition, each presentation, discussion, or report held with or presented by Lehman and JP whether oral or written, preliminary or final, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A.  Revise to summarize all the presentations made and file any additional written reports as exhibits to Item 9 of Schedule 13E-3.  If you believe the materials do not fall within Item 9 of Schedule 13E-3 please provide a legal analysis in support of your position.  In addition, please explain why you believe the various Lehman presentations do not contain any significantly different information from the materials already disclosed.

RESPONSE:  In response to the Staff’s comment, the presentation materials of Lehman Brothers dated July 7, 2006, October 10, 18, 25 and 31, 2006 and December 12, 2006 have been submitted as exhibits to the Schedule 13E-3.  In addition, we have included additional disclosure on pages 14, 17 and 18 regarding certain of these presentation materials.

Finally, in response to the Staff’s comment, the November 9, 2006 meeting materials used by JPMorgan when it presented its views to Lehman Brothers as to the valuation of NetRatings have been submitted as an exhibit to the Schedule 13E-3.

Reasons for the Special Committee’s Determination; Fairness of the merger

3.                                       We note your response to and reissue prior comment 8. Many of the bullet points identified as factors considered by the special committee, board and Nielsen parties were not revised in response to the comment and remain insufficient. Please revise.

RESPONSE:  In response to the Staff’s comment, we have revised the disclosure on page 25 insofar as it relates to the Board of Directors and page 36 insofar as it relates to the Nielsen Parties.

4.                                       We note your response to prior comment 9.  Please expand your discussion of liquidation value to explain why liquidation value was not considered.  In addition, please quantify the going concern value and explain the “variety of factors” that were considered in greater detail.

RESPONSE:    In response to the Staff’s comment, we have revised the disclosure on page 22 insofar as it relates to the Special Committee and page 36 insofar as it relates to the Nielsen Parties.

Reasons for Our Board of Directors Determination; Fairness of the Merger

5.                                       We note your response to prior comment 10.  Each filing person is required to satisfy the disclosure obligations of Item 1014 of Regulation M-A.  Accordingly, please expand your disclosure to specifically address the consideration the board gave to each Instruction 2 to Item 1014 factor and Item 1014 factor.  In addition, we note that the board considered the report of the special committee and the factors considered therein.  Please provide detailed disclosure explaining how each factor addressed by the special committee impacted the board’s fairness determination.  Finally, please expand your disclosure to explain what consideration was given to the

Lehman opinion.  The disclosure should reflect whether and to what extent consideration was given to the underlying analyses.

RESPONSE:   In response to the Staff’s comment, we have revised the disclosure on page 25 insofar as it relates to the Board of Directors and page 36 insofar as it relates to the Nielsen Parties.

Opinion of Lehman Brothers

6.                                       We reissue prior comment 14.  You are responsible for the accuracy of your disclosure.  Please delete the statement that your “summary is qualified in its entirety by reference to the full text of the opinion.”  Investors are entitled to rely on your disclosure.  Revise elsewhere in the document to make corresponding changes.

RESPONSE:   In response to the Staff’s comment, we have deleted the reference to “summary is qualified in its entirety by reference to the full text of the opinion” on page 26.

7.                                       We reissue prior comment 17.  We are unable to locate the quantification required by Item 1015(b)(4) of Regulation M-A.  In that regard, please note that the Item 1015(b)(4) also contemplates disclosure of the relationship between the outside party and the subject company’s affiliates.  This comment also applies to the JPMorgan disclosure.

RESPONSE:   In response to the Staff’s comment, we have revised the disclosure on page 31 insofar as it relates to Lehman Brothers and page 45 insofar as it relates to JPMorgan.

The Position of the Nielsen Parties as to the Fairness of the Merger

8.                                       Please expand your disclosure to discuss net book value, going concern value and liquidation value in great detail.  In addition, please expand your discussion of procedural fairness to address Items 1014(d) and (e) of Regulation M-A.  Finally, please explain what impact the absence of a majority vote of unaffiliated stockholders provision had on the Nielsen parties’ fairness determination.

RESPONSE:   We advise the Staff that the Nielsen Parties did not calculate or consider net book value or liquidation value, as disclosed in the Proxy Statement.  Nor did the Nielsen Parties consider “going concern” value per se, although the Nielsen Parties did consider current and historical share prices as well as the implied EBITDA multiple and DCF analysis, each of which values a business based on the assumption that it is a going concern.  We have included revised disclosure in the Proxy Statement to that effect, please see page 36.  Finally, we included additional disclosure regarding procedural fairness in response to the Staff’s request, please see page 36.

Financing the Merger

9.                                       Identify the affiliates of NMR providing financing for the transaction.

RESPONSE:   In response to the Staff’s comment, we have revised the disclosure on page 51.

*  *  *  *

Please do not hesitate to call me (212-541-2275) or Gary Wolff (212-541-1107) with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Sincerely,

Kenneth L. Henderson